AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 23, 2002

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CHORDIANT SOFTWARE, INC.
(Name of Subject Company (Issuer))

CHORDIANT SOFTWARE, INC.
(Name of Filing Person (Offeror))

CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.001 PER SHARE,
HAVING AN EXERCISE PRICE OF $3.00 OR MORE PER SHARE
(Title of Class of Securities)

170404107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

STEPHEN KELLY

CHIEF EXECUTIVE OFFICER

CHORDIANT SOFTWARE, INC

20400 STEVENS CREEK BOULEVARD, SUITE 400

CUPERTINO, CA 95014

TELEPHONE: (408) 517-6100

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person Filing Statement)

COPIES TO:

NANCY WOJTAS, ESQ.

DANIELLE E. REED, ESQ.

COOLEY GODWARD LLP

FIVE PALO ALTO SQUARE

3000 EL CAMINO REAL

PALO ALTO, CA 94306

TELEPHONE: (650) 843-5000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$8,385,890.23	$1,677.18

Calculated solely for purposes of determining the filing fee. This amount assumes that 11,811,113 shares of unvested restricted common stock and/or options to purchase common stock of Chordiant Software, Inc. having an aggregate value of $8,385,890.23 as of August 16, 2002 will be issued in exchange for the 11,811,113 options eligible to be exchanged in the Offer. The value of the transaction was calculated using the proposed exchange ratio and the average of the high and low prices for Chordiant Software, Inc. common stock on August 16, 2002. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

  [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.
  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
  [X ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

The filing of this Schedule TO shall not be construed as an admission by that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

  Item 1. SUMMARY TERM SHEET.

  The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated August 23, 2002 (the "Offer"), attached hereto as Exhibit (a)(1), is incorporated herein by reference. Item 2. SUBJECT COMPANY INFORMATION.

    Name and Address.

    The name of the issuer is Chordiant Software, Inc., a Delaware corporation ("Chordiant" or the "Company"). Chordiant's principal executive offices are located at 20400 Stevens Creek Boulevard, Suite 400, Cupertino, California 95014, and its telephone number is (408) 517-6100. The information set forth in the Offer to Exchange under "Information Concerning Chordiant" is incorporated herein by reference.

    Securities.

    This Schedule TO relates to an offer by Chordiant to exchange all options outstanding under 1999 Equity Incentive Plan, 2000 Nonstatutory Equity Incentive Plan, the 1998 Prime Response Stock Option/Stock Issuance Plan, and the White Spider Software 2000 Stock Incentive Plan (each a "Plan" and collectively, the "Plans") held by employees of the Company to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), having an exercise price equal to or greater than $3.00 (the "Eligible Options") for, at the employee's election, either (1) restricted shares of Common Stock ("Restricted Stock") or (2) replacement options issuable on the date six (6) months and one (1) day following the expiration of this Offer, each to be granted under Chordiant's 1999 Equity Incentive Plan and 2000 Nonstatutory Equity Incentive Plan (together, the "Chordiant Plans"), upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form (the Election Form and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer"). If the employee elects to receive Restricted Stock, the number of shares of Restricted Stock will be equal to the number of shares of Common Stock subject to each Eligible Option that is accepted for exchange and cancelled multiplied by 0.8 (rounded up from .5 or down to the nearest whole number). If the employee elects to receive replacement options, we will grant replacement options on a one (1) for one (1) basis six (6) months and one (1) day from the expiration of this Offer. The information set forth in the Offer under "Summary Term Sheet," Section 1 ("Number of Shares of Restricted Stock and Replacement Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock and/or Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of New Restricted Stock and Replacement Options") is incorporated herein by reference.

    Trading Market and Price.

  The information set forth in the Offer under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

  Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    Name and Address.

  The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer under Section 9 ("Information Concerning Chordiant") is incorporated herein by reference.

  Item 4. TERMS OF THE TRANSACTION.

    Material Terms.

    The information set forth in the Offer under "Summary Term Sheet," "Introduction," Section 1 ("Number of Shares of Restricted Stock and Replacement Options; Expiration Date"), Section 3 ("Procedures for Exchanging Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock and/or Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Restricted Stock and Replacement Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences"), and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

    Purchases.

  The information set forth in the Offer under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. Item 5.PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Agreements Involving the Subject Company's Securities.

    The information set forth in the Offer under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

  Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
    Purposes.

    The information set forth in the Offer under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

    Use of Securities Acquired.

    The information set forth in the Offer under Section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock and/or Replacement Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

    Plans.

  The information set forth in the Offer under Section 2 ("Purpose of the Offer") is incorporated herein by reference. Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Source of Funds.

    The information set forth in the Offer under Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and Replacement Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

    Conditions.

    The information set forth in the Offer under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

    Borrowed Funds.

  Not applicable. Item 8.INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Securities Ownership.

    The information set forth in the Offer under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

    Securities Transactions.

  The information set forth in the Offer under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. Item 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    Solicitations or Recommendations.

  Not applicable.

  Item 10. FINANCIAL STATEMENTS.

    Financial Information.

    The information set forth in (i) the Offer under Section 9 ("Information Concerning Chordiant") and Section 16 ("Additional Information"), (ii) on pages 27 through 70 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001, and (iii) on pages 3 through 19 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002 is incorporated herein by reference.

    Pro Forma Information.

  Not applicable.

  Item 11. ADDITIONAL INFORMATION.

    Agreements, Regulatory Requirements and Legal Proceedings.

    The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

    Other Material Information.

  Not applicable.

  ITEM 12. EXHIBITS.
99.(a)(1)(A)	Offer to Exchange, dated August 23, 2002.
99.(a)(1)(B)	Form of Election to Exchange.
99.(a)(1)(C)	Form of Notice to Eligible Option Holders.
99.(a)(1)(D)	Form of Notice of Withdrawal.
99.(a)(1)(E)

  Chordiant Software, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 29, 2002 and incorporated herein by reference.

99.(a)(1)(F)

  Chordiant Software, Inc. Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed with the Securities Exchange Commission on April 30, 2002 and incorporated herein by reference.

99.(a)(1)(G)

  Chordiant Software, Inc. Quarterly Report on Form 10-Q for its three and six months ended June 30, 2002, filed with the Securities Exchange Commission on August 13, 2002 and incorporated herein by reference.

99.(b)	Not applicable.
99.(d)(1)

  Chordiant Software, Inc.'s 1999 Equity Incentive Plan and Form of Stock Option Agreement (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (No.333-92187) filed on December 6, 1999 and which Exhibit 10.2 is incorporated herein by reference).

99.(d)(2)

  Chordiant Software, Inc.'s 2000 Nonstatutory Equity Incentive Plan (filed as Exhibit 99.2 with the Company's S-8 Registration Statement (No. 333-42844) filed on August 2, 2000 and which Exhibit 99.2 is incorporated herein by reference).

99.(d)(3)

  White Spider Software, Inc.'s 2000 Stock Incentive Plan (filed as Exhibit 99.1 with Chordiant Software, Inc.'s Current Report on Form S-8 (No. 333-49032) filed on October 31, 2000 and which Exhibit 99.1 is incorporated herein by reference).

99.(d)(4)	Prime Response, Inc.'s 1998 Stock Option/Stock Issuance Plan, as amended (filed as Exhibit 99.(d)(6) to Schedule TO (No. 005-58615) filed May 15, 2001 and incorporated herein by reference).
99.(d)(5)	Form of Restricted Stock Agreement (included as Schedule B to Exhibit (a)(1)(A) and incorporated herein by reference).
99.(g)	Not applicable.
99.(h)	Not applicable.

  Item 12. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Chordiant Software, Inc.

By: /s/ Steve G. Vogel

Steve G. Vogel,

Senior Vice President of Finance, Chief Financial Officer and Secretary

Dated: August 23, 2002

INDEX TO EXHIBITS
99.(a)(1)(A)	Offer to Exchange, dated August 23, 2002.
99.(a)(1)(B)	Form of Election to Exchange.
99.(a)(1)(C)	Form of Notice to Eligible Option Holders.
99.(a)(1)(D)	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(E)

Chordiant Software, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 29, 2002 and incorporated herein by reference.

99.(a)(1)(F)

Chordiant Software, Inc. Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed with the Securities Exchange Commission on April 30, 2002 and incorporated herein by reference.

99.(a)(1)(G)

Chordiant Software, Inc. Quarterly Report on Form 10-Q for its three and six months ended June 30, 2002, filed with the Securities Exchange Commission on August 13, 2002 and incorporated herein by reference.

99.(b)	Not applicable.
99.(d)(1)

Chordiant Software, Inc.'s 1999 Equity Incentive Plan and Form of Stock Option Agreement (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (No.333-92187) filed on December 6, 1999 and which Exhibit 10.2 is incorporated herein by reference).

99.(d)(2)

Chordiant Software, Inc.'s 2000 Nonstatutory Equity Incentive Plan (filed as Exhibit 99.2 with the Company's S-8 Registration Statement (No. 333-42844) filed on August 2, 2000 and which Exhibit 99.2 is incorporated herein by reference)

99.(d)(3)

White Spider Software, Inc.'s 2000 Stock Incentive Plan (filed as Exhibit 99.1 with Chordiant Software, Inc.'s Current Report on Form S-8 (No. 333-49032) filed on October 31, 2000 and which Exhibit 99.1 is incorporated herein by reference).

99.(d)(4)	Prime Response, Inc.'s 1998 Stock Option/Stock Issuance Plan, as amended (filed as Exhibit 99.(d)(6) to Schedule TO (No. 005-58615) filed May 15, 2001 and incorporated herein by reference)
99.(d)(5)	Form of Restricted Stock Agreement (included as Schedule B to Exhibit (a)(1)(A) and incorporated herein by reference).
99.(g)	Not applicable.
99.(h)	Not applicable.